

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 13, 2013

Via E-mail
Dennis J. Hickey
Chief Financial Officer
Colgate Palmolive Company
300 Park Avenue
New York, NY 10022

> Re: **Colgate Palmolive Company**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 21, 2013**
> **Response Dated June 3, 2013**
> **File No. 1-644**

Dear Mr. Hickey:

We have reviewed your response letter dated June 3, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Consolidated Financial Statements, page 42

15. Segment Information, page 78

1. We note your response to comment one from our letter dated May 17, 2013. Please respond separately to each bullet below for (i) your Europe and South Pacific operating segments that are aggregated and (ii) your Asia and Africa/Eurasia operating segments that are aggregated:
    *   Please tell us whether you expect the operating profit margins of each operating segment being aggregated to converge over time. If so, please tell us your basis for this expectation, including the specific changes in each operating segment that you believe will occur and why, as well as the expected convergence time frame.
    *   Please explain in greater detail the business reason(s) for each material difference between operating segments in the percentage change in net sales, gross profit and/or

operating profit for each of the periods being compared in the Attachments to your response. In doing so, please also explain how you considered each of these differences in determining that the operating results of the operating segments trend together and that the operating segments are economically similar.

2. In your response to comment one from our letter dated May 17, 2013, you say that the somewhat higher operating profit margin in the South Pacific operating segment is due to higher gross profit and lower selling, general and administrative expenses, both as a percentage of net sales, as average selling prices in this operating segment are higher relative to average selling prices in the Europe operating segment. In addition, over the most recently completed four-year period ended December 31, 2012, on a compound annual basis, net sales, gross profit and operating profit all decreased in the Europe operating segment, while they all increased in the South Pacific operating segment. You state that the difference in net sales growth is as a result of the current European economic crisis. It appears that the European economic crisis did not have the same impact on the South Pacific operating segment's results. Please explain in greater detail how you considered each of the items noted above in concluding that these two operating segments are economically similar.

3. In your response to comment one from our letter dated May 17, 2013, you say that the higher operating profit as a percentage of net sales in the Asia operating segment reflects lower selling, general and administrative expenses as a percentage of net sales due to greater economies of scale achieved in the Asia operating segment as that business is larger and less fragmented than the Company's business in the Africa/Eurasia operating segment. In addition, over the most recently completed four-year period ended December 31, 2012, on a compound annual basis, net sales and gross profit grew at a much higher rate in the Asia operating segment than in the Africa/Eurasia operating segment. Please explain in greater detail how you considered each of the items noted above in concluding that these two operating segments are economically similar.

You may contact Lisa Etheredge, Staff Accountant, at (202) 551-3424 or me at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 or Pamela Long, Assistant Director, at (202) 551-3765 with any other questions.

Sincerely,

/s/ Rufus Decker

Rufus Decker
Accounting Branch Chief